UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2018.

Commission File Number: 001-38252

Spark Networks SE

(Translation of registrant's name into English)

Kohlfurter Straße 41/43

Berlin 10999

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Other Events

On August 3, 2018, Spark Networks SE issued a press release announcing it will release first half 2018 financial results before the open of the financial markets on Thursday, August 30, 2018 and will hold a conference call at 8:30 a.m. Eastern Time to discuss these financial results with the investment community.

Exhibits

99.1 Press Release of Spark Networks SE dated August 3, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS SE

Date: August 3, 2018	By:	/s/ Robert O’Hare
Name: Robert O’Hare
Title: Chief Financial Officer